Mail Stop 3561

April 19, 2010

David W. Sasnett
Chief Financial Officer
Consolidated Water Co. Ltd.
Regatta Office Park
Windward Three, 4th Floor, West Bay Road
P.O. Box 1114
Grand Cayman, KY1-1102, Cayman Islands

> **Re: Consolidated Water Co. Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 17, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 9, 2009**
> **File No. 000-25248**

Dear Mr. Sasnett:

    We have completed our review of the above-referenced filings and have no further comments at this time.

                                                            Sincerely,

                                                            H. Christopher Owings
                                                            Assistant Director

cc: Leslie J. Croland
         Edwards Angell Palmer & Dodge LLP
         Via Facsimile